UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	March 15, 2011	Announcement Regarding the Impact of the “Tohoku Region Pacific Ocean Offshore Earthquake”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: March 15, 2011

Exhibit 1
[Translation]
March 14, 2011
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and General Manager of Corporate Planning
(Telephone: +81 (075) 682-1010)
Announcement Regarding the Impact of
the “Tohoku Region Pacific Ocean Offshore Earthquake”
     Wacoal Holdings Corp. (the “Company”) wishes to express its heartfelt sympathy for all people affected by the Pacific Ocean Earthquake near the Tohoku region of Japan which occurred on March 11, 2011 (the “Earthquake”).
     The Company hereby announces the situation of damages, etc. suffered by the Company’s group businesses as a result of the Earthquake as set forth below.
Note
1.	Damages:
(1)	Personnel Related Loss:

From what we can confirm at this point, there seem to be no serious injury or loss of life suffered by any employee of the Company or any of its group companies so far.

(2)	Damage to Business Offices and Shops:

We experienced certain damages, such as damages to buildings as well as stains or breakages resulting from falling products, at our business offices and shops located in the disaster areas. In addition, primarily in the Tohoku region, some areas have limited accessibility, and other areas are subject to government orders restricting access. As a result, some of our shops have been forced to suspend operations; further, we will not be able to restore or reopen some shops in the foreseeable future.

We may cause certain related parties a great deal of concern, but we are currently making every effort to move toward restoration.
2.	Impact on Our Business Results:

We are currently investigating the extent of the damages suffered by us as a result of the Earthquake. If we anticipate any impact on our current fiscal year business results, such impact will be promptly announced as necessary.